

April 14, 2015

William Bollander
Chief Executive Officer
True 2 Beauty, Inc.
301 Yamato Road, Suite 1240
Boca Raton, Florida 33431

Re: **True 2 Beauty, Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed April 7, 2015
File No. 333-201811

Dear Mr. Bollander:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Convertible Promissory Notes and Related Embedded Derivatives, page 39

1. We note your response to prior comment 5. Please revise your critical accounting policy disclosure to specifically address why your assumptions related to the valuation of embedded derivatives bear the risk of change. Additionally, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their relative sensitivity to change, based on other possible outcomes that are reasonably likely to occur and would have a material effect. You should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. If reasonably likely changes in a given input used in accounting for your embedded derivative instruments would have a material effect on your financial condition or operating performance, the

impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V of SEC Release No. 33-8350.

You may contact, Jarrett Torno, Staff Accountant, at (202) 551-3703 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director